UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Imago BioSciences, Inc.

(Name of Subject Company)

Imago BioSciences, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45250K107

(CUSIP Number of Class of Securities)

Hugh Y. Rienhoff, Jr., M.D.

Chief Executive Officer

Imago BioSciences, Inc.

303 Twin Dolphin Drive, 6th Floor

Redwood City, California 94065

(415) 529-5055

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Benjamin A. Potter

Julia A. Thompson

Shagufa R. Hossain

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Imago BioSciences, Inc., a Delaware corporation (“Imago”). The address of Imago’s principal executive office is 303 Twin Dolphin Drive, 6th Floor, Redwood City, California 94065 and its telephone number is (415) 529-5055.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Imago’s common stock, par value $0.0001 per share. As of the close of business on December 5, 2022, there were (i) 33,914,435 shares of Imago common stock issued and outstanding; and (ii) 5,031,346 shares of Imago common stock subject to outstanding Company Options (as defined below).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Imago, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address.”

Tender Offer

This Schedule 14D-9 relates to a tender offer by M-Inspire Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”, each, a “Share”), of Imago for a purchase price of $36.00 per Share (the “Offer Price”), to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Merger Sub with the Securities and Exchange Commission (the “SEC”) on December 12, 2022. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Imago’s stockholders together with this Schedule 14D-9. Copies of certain letters distributed by Merger Sub in connection with the Offer as well as Merger Sub’s Summary Advertisement published in the New York Times are filed as Exhibits (a)(1)(C), (a)(1)(D), and (a)(1)(F), respectively, to this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger (as amended or supplemented from time to time, the “Merger Agreement”), dated as of November 19, 2022, among Parent, Merger Sub and Imago, pursuant to which, among other matters, after the consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Imago (the “Merger”), with Imago continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), without a meeting or vote of stockholders of Imago. At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than Shares held in the treasury of Imago, owned, directly or indirectly, by Parent or Merger Sub, or owned by stockholders of Imago who have perfected their statutory rights of appraisal under the DGCL) will each be converted into the right to receive the Offer Price, payable to the holder thereof in cash, without interest and subject to any required tax withholding (the “Merger Consideration”). The treatment of equity awards under Imago’s benefit plans, including stock options, is discussed below in “Interests of Imago Executive Officers and Directors.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there have been validly tendered, and not validly withdrawn, that number of Shares that, when added to the Shares then owned beneficially by Parent or any of its subsidiaries, would represent at least one Share more than 50% of the number of Shares then issued and outstanding as of the expiration of the Offer (the “Minimum Condition”); (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act” and such expiration or termination of the waiting period, the “HSR Condition”); and (iii) those other conditions set forth in Exhibit A to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).

The Offer will initially expire at one minute after 11:59 p.m., Eastern time, on January 10, 2023, unless otherwise extended in accordance with the Merger Agreement (such date, the “Expiration Date”). Specifically, the Merger Agreement provides that: (i) if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, (x) Merger Sub may, in its discretion (and without the consent of Imago or any other person), extend the Offer on one or more occasions, for an additional period of up to 10 business days per extension, to permit such Offer Condition to be satisfied, and (y) absent a written request of Imago not to extend the Offer, Merger Sub will extend the Offer for additional periods of up to 10 business days per extension to permit such Offer Condition to be satisfied if Merger Sub does not otherwise extend the Offer pursuant to its rights described in the preceding clause (x); (ii) if on the then-scheduled Expiration Date, the HSR Condition has not been satisfied, Merger Sub will extend the Offer for additional periods of up to 10 business days per extension to permit the HSR Condition to be satisfied; and (iii) Merger Sub will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the rules of the Nasdaq Global Select Market applicable to the Offer. In no event will Merger Sub be required, and Parent will not be required to cause Merger Sub to: (1) extend the Offer beyond the first business day following November 19, 2023 (the “Outside Date”); or (2) extend the Offer beyond the initial Expiration Date on more than three occasions, not to exceed an aggregate of 30 business days (provided that each such extension will be 10 business days unless Imago agrees otherwise), if, as of the applicable Expiration Date, all of the Offer Conditions are satisfied or have been waived other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer.

As set forth in the Schedule TO, the address of the principal executive office of Parent and Merger Sub is 126 East Lincoln Avenue, P.O. Box 2000, Rahway, New Jersey 07065.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Imago, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Imago or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Imago (the “Imago Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent and Merger Sub and Their Affiliates

Merger Agreement

A summary of the Merger Agreement is contained in Section 11 of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about Parent, Merger Sub or Imago. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by Imago to Parent but is not filed with the SEC as part of the Merger Agreement (the “Disclosure Letter”). Investors are not third-party beneficiaries under the Merger Agreement. Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since November 19, 2022, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The foregoing summary and description of the material terms of the Merger Agreement, and the descriptions of the Offer Conditions contained in the Offer to Purchase and incorporated herein by reference, do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreements

In connection with entering into the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement (as it may be amended from time to time, the “Support Agreement”), dated as of November 19, 2022 with Enoch Kariuki, Dina Chaya Moghrabi, Robert Baltera, Dennis Henner, Laurie B. Keating, Michael H. Arenberg, Hugh Y. Rienhoff, Jr., Laura G. Eichorn, Amy E. Tapper and Jennifer Peppe, and certain of their related trusts and IRAs (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), who together beneficially own, in the aggregate, approximately 2.9% of the total outstanding Shares as of November 19, 2022 (the “Subject Shares”). In addition, the Supporting Stockholders beneficially own Company Options that, if exercised, would result in the Supporting Stockholders owning additional Subject Shares. If the Supporting Stockholders exercised their Company Options in full as of November 19, 2022, the Subject Shares would represent in the aggregate approximately 14 % of the total outstanding Shares as of such date.

Pursuant to and subject to the terms and conditions of the Support Agreement, each Supporting Stockholder has agreed to tender in the Offer all Subject Shares. In addition, each Supporting Stockholder has agreed that, during the time the Support Agreement is in effect, at any meeting of stockholders, or any adjournment or postponement thereof, such Supporting Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Subject Shares:

•

against any action, agreement or transaction that would reasonably be expected to (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Imago contained in the Merger Agreement, or of any stockholder contained in the Support Agreement or (ii) result in any of the Offer Conditions or the conditions to the Merger not being satisfied prior to the Expiration Date;

•

against any change in the Imago Board (unless such proposed change in the Imago Board was proposed by the Imago Board and is not in connection with or in support of an actual or potential unsolicited acquisition proposal); and

•

against any unsolicited acquisition proposal and against any other action, agreement or transaction involving Imago that is intended, or would impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed to comply with the restrictions in the Merger Agreement with respect to solicitation of alternative acquisition proposals and certain other transactions.

The Support Agreement will terminate with respect to a particular Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the mutual written consent of Parent and such Supporting Stockholder and (d) any amendment to the Merger Agreement or the Offer that is effected without the Supporting Stockholders’ written consent that (i) decreases the amount, or changes the form of consideration payable to all stockholders of Imago pursuant to the terms of the Merger Agreement, (ii) reduces the number of Shares sought to be purchased by Merger Sub in the Offer, or (iii) amends, changes, or modifies any of the conditions to the Offer in a manner that adversely affects such Supporting Stockholder.

The foregoing summary and description of the material terms of the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

Parent and Imago entered into an Amended & Restated Mutual Confidential Disclosure Agreement, dated as of October 7, 2022 (the “Confidentiality Agreement”), in connection with a potential business transaction between the parties. Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, Parent agreed to keep confidential certain proprietary or non-public information disclosed by or on behalf of Imago or its representatives for a period of seven years, and to use any such information for the purpose of evaluating a potential business transaction.

The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) and is incorporated herein by reference.

Material Transfer Agreement

Merck & Co., Inc. (“Merck”), the parent of Parent, and Imago entered into a Material Transfer Agreement, dated as of November 19, 2022 (the “MTA”), in connection with Parent, Merger Sub and Imago entering into the Merger Agreement. Pursuant to the MTA, Imago agreed to provide Merck with certain specified materials related to bomedemstat for Merck to, among other uses, conduct analytical testing and perform analytical method development. The MTA does not purport to transfer ownership in any intellectual property already conceived of by either Merck or Imago (or any derivatives thereof). The MTA will terminate upon the earlier of the consummation of the Merger, the termination of the Merger Agreement in accordance with its terms or November 19, 2023, and is subject to the terms of the Confidentiality Agreement.

The foregoing summary and description of the material terms of the MTA do not purport to be complete.

Interests of Imago Executive Officers and Directors

Certain of Imago’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), that are different from, or in addition to, the interests of holders of Shares generally. The Imago Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation.”

Imago’s current executive officers are as follows:

Name	Position
Hugh Y. Rienhoff, Jr., M.D.	Chief Executive Officer and Director
Laura G. Eichorn	Chief Financial Officer
Michael H. Arenberg, J.D., M.B.A.	Chief Operating and Business Officer
Jennifer Peppe	Global Head, Clinical Operations
Amy E. Tapper, Ph.D.	Chief, Technical Operations
Hsiangyi Chiang, M.S., CPA	Senior Vice President, Finance

Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger

If Imago’s directors and executive officers who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in connection with the closing of the Offer the same cash consideration on the same terms and conditions as the other stockholders of Imago. If such directors and executive officers do not tender their Shares for purchase pursuant to the Offer, but the Offer Conditions are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such directors and executive officers will also receive the same cash consideration on the same terms and conditions as the other stockholders of Imago.

The following table sets forth the number of Shares beneficially owned as of November 19, 2022 by each of Imago’s executive officers and directors (which, for this purpose, excludes Shares underlying Company Options (as defined below), whether or not currently exercisable) and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Officer Name(1)	Number of Shares Owned (#)	Cash Consideration Payable in Respect of Shares ($)
Hugh Y. Rienhoff, Jr., M.D (1).	489,526	17,622,936
Laura G. Eichorn	207,737	7,478,532
Michael H. Arenberg, J.D., M.B.A.	0	0
Jennifer Peppe	148,809	5,357,124
Amy E. Tapper, Ph.D.	119,047	4,285,692
Hsiangyi Chiang, M.S., CPA .	5,000	180,000

Director Name	Number of Shares Owned (#)	Cash Consideration Payable in Respect of Shares ($)
Dennis Henner, Ph.D.	26,095	939,420
Robert Baltera, M.S (2)	850	30,600
Dina Chaya, Ph.D.	0	0
Enoch Kariuki, Pharm.D.	0	0
Laurie Keating, J.D.	0	0

(1)

The number of Shares held by Dr. Rienhoff also includes 837 Shares held by the HUGH Y RIENHOFF JR & LISA ANN HANE TTEE HANE-RIENHOFF TRUST U/A DTD NOV 2012, a trust of which Dr. Rienhoff and family members of Dr. Rienhoff are beneficiaries. Dr. Rienhoff and his wife, Lisa A. Hane, are trustees of the HUGH Y RIENHOFF JR & LISA ANN HANE TTEE HANE-RIENHOFF TRUST U/A DTD NOV 2012.

(2)	The 850 Shares held by Mr. Baltera are held through the Robert F. Baltera Jr. SEP IRA, with Stifel Nicolaus serving as custodian.

Treatment of Company Options in the Transactions

The Merger Agreement provides that, at the Effective Time, each option to purchase Shares, whether vested or unvested (a “Company Option”) granted under the Amended and Restated Imago BioSciences, Inc. 2012 Equity Incentive Plan or the Imago BioSciences, Inc. 2021 Incentive Award Plan (together, the “Imago Stock Plans”) that is outstanding immediately prior to the Effective Time will be automatically cancelled and, in exchange therefor, each former holder of any such cancelled Company Option with an exercise price per Share that is less than the Merger Consideration will receive a cash payment (without interest and subject to any required tax withholding) equal to (A) the excess of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Option, multiplied by (B) the total number of Shares subject to such Company Option immediately prior to the Effective Time.

In the event Imago determines that it is necessary for mitigating potential excise taxes under Sections 280G and 4999 of the Internal Revenue Code (the “Code”), Imago may modify Company Options held by executive officers to provide the ability to exercise unvested Company Options prior to December 31, 2022 contingent on the executive officers timely filing an election under Section 83(b) of the Code with respect to Shares issued in connection therewith, which will remain subject to service-based vesting requirements, and to accelerate the vesting of Company Options held by executive officers to the extent necessary to satisfy exercise price and tax withholding obligations upon exercise of the unvested portions of Company Options on or prior to December 31, 2022.

The following table sets forth, for each of Imago’s executive officers and the members of the Imago Board (i) the number of vested and unvested Company Options (outstanding as of November 19, 2022 and (ii) the estimated cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying (x) the excess of the Merger Consideration over the weighted average exercise price of such Company Options by (y) the total number of Shares subject to such Company Options.

Officer Name	Number of Shares Subject to Vested Company Options (#)	Weighted Average Exercise Price per Share (Vested Company Options) ($)(1)	Cash Consideration for Vested Company Options ($)	Number of Shares Subject to Unvested Company Options (#)	Weighted Average Exercise Price per Share (Unvested Company Options) ($)(1)	Cash Consideration for Unvested Company Options ($)	Total Cash Consideration for Company Options in Merger ($)
Hugh Y. Rienhoff, Jr., M.D.	860,231	4.72	26,908,005	920,594	12.37	21,750,420	48,658,425
Laura G. Eichorn	188,744	5.18	5,816,486	209,827	16.36	4,120,210	9,936,695
Michael H. Arenberg, J.D., M.B.A.	0	N/A	0	474,000	17.79	8,631,410	8,631,410
Jennifer Peppe	127,734	6.15	3,812,318	211,743	15.40	4,362,257	8,174,575
Amy E. Tapper, Ph.D.	140,641	5.73	4,257,644	211,743	15.40	4,362,257	8,619,901
Hsiangyi Chiang, M.S., CPA	45,056	6.62	1,323,741	176,091	11.90	4,243,199	5,566,940

Director Name	Number of Shares Subject to Vested Company Options (#)	Weighted Average Exercise Price per Share (Vested Company Options) ($)(1)	Cash Consideration for Vested Company Options ($)	Number of Shares Subject to Unvested Company Options (#)	Weighted Average Exercise Price per Share (Unvested Company Options) ($)(1)	Cash Consideration for Unvested Company Options ($)	Total Cash Consideration for Company Options in Merger ($)
Dennis Henner, Ph.D.	0	N/A	0	11,904	15.65	242,246	242,246
Robert Baltera, M.S.	84,254	3.48	2,740,077	65,534	7.10	1,893,403	4,633,480
Dina Chaya, Ph.D.	10,581	16.00	211,620	25,132	15.83	506,806	718,426
Enoch Kariuki, Pharm.D.	62,663	6.19	1,867,828	92,097	7.37	2,636,293	4,504,121
Laurie Keating, J.D.	7,936	22.76	105,073	27,777	19.71	452,405	557,478

(1)	While the weighted average exercise prices per share shown are rounded to the second decimal, the cash consideration amounts shown are calculated based on the precise weighted average exercise prices.

Executive Employment Arrangements

Imago has entered into a Change in Control and Severance Agreement with each Imago executive officer. Pursuant to the terms of the Change in Control and Severance Agreement, if the employment of the executive officer is terminated without “cause” or the executive officer resigns for “good reason” (each as defined therein) within the period commencing three months prior to a change in control of Imago and ending 12 months after the change in control, the executive officer will be entitled to (i) a payment equal to the sum of (a) 12 months, or in the case of Dr. Rienhoff, 18 months, of the executive officer’s annual base salary and (b) one times, or in the case of Messrs. Rienhoff and Arenberg, 1.5 times, the executive officer’s annual target bonus, (ii) if the executive officer elects to receive continued healthcare coverage pursuant to COBRA, Imago shall pay, or reimburse the executive officer for, the premiums for the executive officer and the executive officer’s covered dependents during the period from the termination date through the 12-month anniversary, or in the case of Dr. Rienhoff, 18-month anniversary, of the termination date (or such earlier date on which the executive officer becomes eligible for coverage under another employer’s plan) and (iii) the vesting of each outstanding equity award held by the executive officer on the termination date will accelerate in full. Each executive officer’s receipt of the separation payments and benefits under the Change in Control and Severance Agreements is expressly conditioned upon the executive officer’s execution and non-revocation of a general release of claims in favor of Imago and its affiliates.

Severance

The following table sets forth the estimated cash severance payable and the estimated value of COBRA subsidy pursuant to the Change in Control and Severance Agreements described above (as applicable), assuming the applicable executive officer is terminated without cause or resigns for good reason, in either case, immediately following the closing of the Merger:

Name	Estimated Severance ($)	Estimated Value of Benefit Continuation ($)
Hugh Y. Rienhoff, Jr., M.D.	1,278,844	54,000
Laura G. Eichorn	646,587	36,000
Michael H. Arenberg, J.D., M.B.A.	680,000	36,000
Jennifer Peppe	595,000	36,000
Amy E. Tapper, Ph.D.	595,000	36,000
Hsiangyi Chiang, M.S., CPA	443,940	36,000

Retention and Transaction Bonus Programs

Imago, may, in consultation with Parent, adopt a retention program providing certain participating Imago employees, which may include the executive officers, the opportunity to earn a retention bonus in an amount equal to up to 12 months of the participant’s base salary, to be paid subject to the participant remaining employed with the Surviving Corporation, Parent or one of Parent’s affiliates from the closing of the Merger through the earlier of the first anniversary of the closing of the Merger or the date the participant’s employment is terminated by Parent other than for “misconduct” (as such term is defined in the Merck & Co. U.S. Separation Benefits Plan, as amended and restated as of January 1, 2019). The aggregate amount of the retention bonuses that may be granted offered under the retention program may not exceed $9,000,000.

In addition, Imago may pay an additional transaction bonus in the amount of $1,000,000 to each of Mses. Eichorn and Peppe on or prior to the closing of the Merger.

Annual Cash Incentive Program

Imago may pay amounts earned under its 2022 performance-based cash bonus program prior to the closing of the Merger based on actual performance, as determined in the ordinary course of business and in accordance with the terms and conditions of the 2022 bonus program but the aggregate amount of such 2022 bonuses may not exceed $2,500,000. Additionally, in the event the Effective Time occurs after February 28, 2023, Imago will adopt a 2023 performance-based cash bonus program with terms and target bonus amounts substantially similar to those under Imago’s 2022 bonus program, except the bonuses thereunder will be paid out, pro-rata, immediately prior to the closing of the Merger.

In the event Imago determines that it is necessary for mitigating potential excise taxes under Sections 280G and 4999 of the Code, Imago may pay bonuses earned under the 2022 bonus program to the executive officers on or prior to December 31, 2022.

Parent Post-Effective Time Covenants

Pursuant to the Merger Agreement, Parent has agreed that for a period of one-year following the closing of the Merger (the “Continuation Period”), each employee of Imago who continues to be employed with Parent (including the Surviving Corporation or any of its subsidiaries during the Continuation Period (each, a “Continuing Employee”) will be provided with (i) an annual base salary or wage rate that is at least equal to that provided to such Continuing Employee as of immediately prior to the closing of the Merger, (ii) target annual and/or short-term cash incentive compensation opportunities that are no less favorable than those provided to such Continuing Employee as of immediately prior to the closing of the Merger, (iii) other employee benefits (excluding any equity or equity-based or other long-term incentive compensation opportunities, change in control, transaction, retention or similar payments or benefits, and nonqualified deferred compensation, defined benefit pension and post-employment or retirement health and welfare benefits, and severance entitlements) that are substantially comparable in the aggregate to those provided to either such Continuing Employee as of immediately prior to the closing of the Merger or similarly situated employees of Parent and its affiliates and (iv) for any Continuing Employee who is not party to an agreement with Imago providing for severance payments and benefits in effect on the date of the Merger Agreement or a participant in the retention program, described above, subject to the Continuing Employee’s execution and non-revocation of a general release of claims in favor of Parent and its affiliates, a severance payment equal to six months of the Continuing Employee’s base salary and the payment or reimbursement by Parent or any of its affiliates of up to six months of COBRA premiums on a termination of the Continuing Employee’s employment by Parent or any of its affiliates other than for “Misconduct” (as such term is defined in the Merck & Co. U.S. Separation Benefits Plan, as amended and restated as of January 1, 2019) during the 12-month period immediately following the closing of the Merger.

Future Arrangements

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Parent or other retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Parent and/or its affiliates have been established. Any such arrangements with Imago’s executive officers would not be entered into until after the completion of the Offer and would not become effective until after the Merger is consummated, if at all.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

Imago’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, Imago’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors if such director acted in good faith and in a manner in which he or she reasonably believed to be in, or not opposed to, the best interests of Imago.

In addition, Imago’s amended and restated certificate of incorporation states that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of Imago’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended from time to time.

Imago’s amended and restated certificate of incorporation also provides that Imago will indemnify its directors and officers to the fullest extent permitted by Delaware law.

The Merger Agreement provides all rights to indemnification, exculpation and advancement existing in favor of the current or former directors and officers of Imago or its subsidiaries as provided in Imago’s certificate of incorporation, bylaws, equivalent organizational documents of any subsidiary of Imago or in any indemnification agreement, in each case, as in effect on the date of the Merger Agreement, for acts or omissions occurring prior to the Effective Time are to be assumed and performed by the Surviving Corporation (and Parent must cause the Surviving Corporation to so assume and perform) and are to continue in full force and effect for a period of six years after the Effective Time with respect to any claims against such directors or officers arising out of such acts or omissions, except as otherwise required by applicable law.

For a period of six years after the Effective Time, Parent must cause to be maintained in effect Imago’s current directors’ and officers’ liability insurance for acts or omissions occurring prior to the Effective Time. Parent may, however, provide for substitute policies, the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than Imago’s existing policies as of the date of the Merger Agreement or Imago may obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time). However, neither Parent nor Imago will be required to pay annual premiums for directors’ and officers’ liability insurance in excess of 300% of the most recent annual premiums paid by Imago for such purpose.

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Effective Time, the Imago Board will take all such steps as may be necessary or appropriate to cause the transactions contemplated by the Merger Agreement, including any dispositions of equity securities of Imago (including Company Options) resulting from the transactions contemplated by the Merger Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act, with respect to Imago’s equity securities, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the closing of the Offer, Imago will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d) under the Exchange Act, (a) each equity incentive plan of Imago, other than the ESPP; (b) the treatment of Company Options in accordance with the terms set forth in the Merger Agreement, the applicable equity incentive plan and any applicable employee benefit plans of Imago; and (c) each other employee benefit plan that provides compensation or benefits in connection with the transactions contemplated by the Merger Agreement, in each case, for purposes of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the Imago Board

At a meeting held on November 19, 2022, the Imago Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Imago and its stockholders; (ii) declared that it is advisable for Imago to enter into the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iii) approved the execution, delivery and performance by Imago of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) elected to consummate the Merger pursuant to Section 251(h) of the DGCL; (v) recommended that Imago’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (vi) declared that the Chief Executive Officer, the Chief Financial Officer and the Chief Operating and Business Officer (and/or such officers of Imago as any of them may designate) are each authorized to execute and deliver the Merger Agreement in the form presented to the Imago Board.

Accordingly, and for other reasons described in more detail below, the Imago Board unanimously recommends that Imago’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A joint press release, dated November 21, 2022, issued by Imago and Merck & Co., Inc. announcing Imago’s, Parent’s and Merger Sub’s entry into the Merger Agreement, is included as Exhibit (a)(1)(E) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The following is a description of contacts between representatives of Imago and representatives of Parent that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. For a review of Parent’s activities relating to these contacts, please refer to Parent’s Offer to Purchase being mailed to stockholders with this Schedule 14D-9.

The Imago Board, together with Imago management, periodically reviews and assesses Imago’s performance, stock price, risks and opportunities. As a matter of practice, Imago regularly meets and engages in discussions with other companies in the ordinary course of business regarding a variety of potential partnerships, licensing arrangements, joint ventures, business combinations, collaborations and other transactions.

During these interactions, between 2020 and 2022, Imago entered into non-disclosure agreements with seven parties that expressed interest in a potential partnership or other strategic transaction with Imago, including Parent, Party A, Party B and Party C mentioned below. These non-disclosure agreements did not contain so-called “standstill” provisions. Over the course of 2020 through 2022, Imago provided non-public due diligence information to the various counterparties to the non-disclosure agreements.

Starting in January 2021, the former Chief Financial Officer of VelosBio, a subsidiary of Parent, began serving as a member of the Imago Board.

Throughout 2021, members of management of a global biopharmaceutical company (“Party A”) and members of Parent management separately held routine discussions with Imago management to explore the possibility of a strategic transaction involving Imago. In connection with these discussions, Imago provided Party A and Parent access to separate data rooms containing ordinary course commercial diligence items (e.g., clinical updates and manufacturing updates among other things) as a means of keeping each of Party A and Parent apprised of Imago’s progress. During this time, neither Parent nor Party A submitted an offer for a strategic transaction with Imago.

During the first half of 2022, Imago terminated each of Party A’s and Parent’s access to their respective data rooms, but continued to hold routine update discussions with members of Party A management and members of Parent management regarding certain aspects of Imago’s business. Neither Parent nor Party A submitted an offer for a strategic transaction with Imago during the first half of 2022.

On August 29, 2022, during an ordinary course business development discussion between members of Parent and Imago management, members of Parent management indicated that Parent was having internal discussions about whether to request formal data room access from Imago since the termination of data room access in early 2022.

On September 21, 2022, members of Parent management indicated to members of Imago management that Parent was interested in engaging in formal strategic discussions with Imago regarding a potential acquisition or other transaction. As a result of Parent’s indication that it was once again interested in potentially pursuing a strategic transaction with Imago, starting in September 2022 and through early October 2022, and at the direction of the Imago Board, Imago management began to contact potential strategic counterparties regarding potential strategic interest in Imago. As part of that outreach process, members of Imago management contacted 10 potential strategic counterparties, including Party A and Party B, as discussed below.

On September 29, 2022, as part of its routine discussions with Party A to explore the possibility of a strategic transaction with Imago, members of Imago management attended an in-person meeting with Party A management at Party A’s offices where members of Imago management presented a detailed update on Imago’s business to Party A management.

Also on September 29, 2022, members of Imago management attended an in-person meeting with Parent at Parent’s offices in Rahway, New Jersey, where members of Imago management presented a detailed update on Imago’s business.

On September 30, 2022, members of Parent management contacted members of Imago management and reported positive feedback from the meeting the prior day. Members of Parent management indicated to members of Imago management that Parent would like to begin a formal due diligence process with Imago in connection with a potential acquisition or other transaction.

On October 4, 2022, Imago provided members of Parent management and Parent’s counsel, Gibson Dunn & Crutcher LLP (“GDC”), with access to a virtual data room, which contained due diligence materials related to Imago. From October 4, 2022 until November 19, 2022, Parent continued its due diligence of Imago, which included presentations and discussions covering clinical, manufacturing, regulatory, commercial, and corporate topics related to Imago.

On October 7, 2022, after further discussions between members of Imago and Parent management, Imago and Parent entered into an amended and restated non-disclosure agreement, maintaining the effective date of January 28, 2021 from the original non-disclosure agreement described above, which did not include a so-called “standstill” provision (see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchaser and their Affiliates—Confidentiality Agreement for a summary of the terms of the Amended and Restated NDA”).

On October 11, 2022 members of Party A management responded to the early-October outreach from the Company and indicated to members of Imago management that Party A would discuss internally whether they would be interested in pursuing an acquisition of Imago and advise at a later date.

On October 20, 2022, members of Imago management shared a presentation with members of management of a strategic company (“Party B”) to gauge Party B’s interest in engaging in potential strategic discussions with Imago.

On October 24, 2022, a member of Party A management indicated to members of Imago management that Party A was not interested in pursuing an acquisition of Imago at that time.

In late October 2022, members of Imago and Parent management attended several telephone calls to discuss preliminary due diligence matters.

On November 1, 2022, members of Imago management held an End-of-Phase 2 meeting with the Food and Drug Administration (the “FDA”). Following that meeting, members of Imago and Parent management participated in a telephone call to discuss regulatory diligence items with respect to Imago’s meeting with the FDA.

Later on November 1, 2022, members of management of another strategic company (“Party C”) contacted members of Imago management and requested to schedule a telephone call with members of Imago management. The following day, on November 2, 2022, members of Party C management and members of Imago management held preliminary discussions via telephone during which Party C management expressed interest in engaging in potential strategic discussions with Imago.

On November 3, 2022, members of Parent management contacted members of Imago management and requested to conduct an on-site audit of one of Imago’s contract manufacturing sites, which on-site audit subsequently took place on November 8, 2022.

On November 7, 2022, members of Imago and Parent management held a video conference to review updated Imago clinical data.

Also on November 7, 2022, members of Party B management contacted members of Imago management and requested an update with respect to Imago’s End-of-Phase 2 meeting with the FDA. In response to the request, a member of Imago management offered to schedule a meeting with a member of Party B management via telephone to discuss the meeting and to again inquire whether Party B had an interest in acquiring Imago. Party B did not respond to Imago’s offer to schedule a telephone call with Party B management and thereafter ceased engaging with Imago regarding a potential acquisition.

On November 8, 2022, the Imago Board met with members of Imago management for a regularly scheduled board meeting to discuss the latest developments with respect to strategic discussions and interest in Imago. Imago management also reviewed with the Imago Board the revenue forecast, near-term budget, and future capital needs, among other items, related to Imago’s business and go-forward operating plans.

On November 10, 2022, Imago signed a non-disclosure agreement with Party C. Imago’s non-disclosure agreement with Party C did not include a so-called “standstill” provision.

On November 13, 2022, Parent submitted a non-binding written proposal to acquire Imago, contemplating an all-cash transaction at a purchase price of $28.00 per Share (the “Initial Proposal”) with the stated target of the parties entering the Merger Agreement after the stock market closed on or before November 18, 2022. On November 11, 2022, the closing price of the Shares was $18.04 per Share and the Initial Proposal represented approximately a 55% premium to the then-current Share price and approximately a 60% premium to the 30-day volume weighted average trading price of the Shares. Together with the Initial Proposal, representatives of GDC delivered to representatives of Latham & Watkins LLP (“Latham & Watkins”) an initial draft of the Merger Agreement. GDC’s initial draft provided for a tender offer structure and included, among other things, restrictions on Imago’s ability to solicit or negotiate alternative acquisition proposals (with a customary fiduciary exception permitting Imago to negotiate unsolicited superior proposals under certain circumstances), a fiduciary termination fee payable by Imago equal to 4.5% of Imago’s equity value, a covenant requiring Imago to operate its business in the ordinary course consistent with past practice and limitations on Parent’s regulatory obligations.

On November 14, 2022, the Imago Board met via videoconference, with members of Imago management, representatives of Centerview and Latham & Watkins present, to discuss the Initial Proposal. Representatives of Latham & Watkins led the Imago Board in a discussion of the Imago Board’s fiduciary duties under Delaware law when evaluating a potential sale of Imago, including with respect to the Initial Proposal, and further discussed certain sale process considerations. Representatives of Latham & Watkins explained how both the transaction process and terms of the definitive transaction agreements with Parent could facilitate the fulfillment of the Imago Board’s fiduciary duties. Members of Imago management and representatives of Centerview then discussed certain financial projections prepared by members of Imago management and initially reviewed with the Imago Board on November 8, 2022, including the related methodology, the underlying assumptions and related risks, and other factors considered with the Imago Board (as described in “Item 4. The Solicitation or Recommendation—Certain Financial Projections”). Representatives of Centerview then reviewed the financial terms of the Initial Proposal and presented their preliminary financial analysis of Imago in the context of the Initial Proposal. The Imago Board then reviewed Imago’s strategic alternatives with Imago management and the Imago Board’s advisors, including Imago’s future prospects on a stand-alone basis (including the risks and opportunities with respect to achieving the Management Projections, as defined in “Item 4. The Solicitation or Recommendation—Certain Financial Projections”), its potential options with respect to the Initial Proposal and the ability to contact other potentially interested counterparties. In that regard, the Imago Board discussed with Imago management and the Imago Board’s advisors various considerations and perspectives on other potential parties that might be interested in acquiring Imago, and their ability to make a competitive offer. This discussion addressed potential strategic buyers, including Party A, Party B, Party C and the eight other potential strategic buyers with whom Imago management and representatives of Centerview had already conducted preliminary outreach. When discussing potential strategic buyers, the Imago Board considered strategic fit, prior discussions and the historic market for strategic acquisitions of companies operating in the industries in which Imago operates. The Imago Board also discussed with Imago management and the Imago Board’s advisors the unique challenges that a transaction process with other potential strategic buyers could present, including the lack of interest from potential strategic buyers and the potential for an extended process timeline, increasing risk of public disclosure regarding the sale process, price uncertainty and losing Parent as a potential buyer. The Imago Board discussed with Imago management and the Imago Board’s advisors the fact that the potential strategic buyers with whom Imago management had conducted preliminary outreach (other than Parent, Party A and Party C) had not engaged in the process on a meaningful level thus far and that Party A and Party C would likely be the only potential strategic buyers besides Parent capable of submitting a competitive offer. Accordingly, the Imago Board concluded that it would be in the best interests of Imago and its stockholders to (i) direct representatives of Centerview and members of Imago management, respectively, to contact Party A and Party C to see whether they would be interested in submitting an offer to acquire Imago in light of the Initial Proposal and (ii) continue to engage with Parent and seek to improve the terms of the Initial Proposal. The Imago Board authorized and directed representatives of Centerview to inform Parent that, based upon the Imago Board’s evaluation of the Initial Proposal with its advisors, the Imago Board was unwilling to continue discussions based upon the terms of the Initial Proposal, but that the Imago Board would consider a proposal with materially improved pricing terms. The Imago Board further authorized and directed Imago management to begin considering with Imago’s legal and financial advisors potential transaction terms, including those related to deal protection and certainty.

Later on November 14, 2022, representatives of Centerview contacted Party A and informed Party A that Imago had received an acquisition proposal from another potential acquirer. Party A again indicated that it was not likely to be interested in acquiring Imago at that time, which representatives of Party A subsequently confirmed to representatives of Centerview later that day. That same day, members of Imago management shared a presentation with members of Party C management to gauge Party C’s interest in engaging in discussions about potentially acquiring Imago.

Also on November 14, 2022, representatives of Centerview contacted representatives of Parent to inform them that the Imago Board was not prepared to proceed on the terms of the Initial Proposal, but would be willing to consider a materially higher proposal. Representatives of Parent responded that Parent would be willing to increase the Initial Proposal to $32.00 per Share and indicated its desire to get a transaction signed as quickly as possible. Based on the Imago Board’s feedback earlier that day, representatives of Centerview stated that the Imago Board is more likely to accept a proposal at $36.00 per Share. Representatives of Parent responded that

Parent would be willing to increase the proposal to $35.00 per Share (the “Revised Proposal”) and indicated a target of the parties entering the Merger Agreement by November 18, 2022.

On November 15, 2022, the Imago Board met via videoconference, with members of Imago management, representatives of Centerview and Latham & Watkins present, to discuss Party A’s response to the November 14 outreach by representatives of Centerview and to discuss a formal response to the Revised Proposal. When considering whether to continue to actively pursue other potential acquirers besides Parent, the Imago Board discussed with Imago management and the Board’s advisors the potential for a protracted sale process in light of Party A’s lack of interest, which could risk losing Parent as a potential buyer. With respect to the Revised Proposal, the Imago Board directed representatives of Centerview to reiterate the Imago Board’s position that it may be willing to proceed on an improved offer price. The Imago Board discussed a potential final counter and authorized representatives of Centerview to elicit an improved price of $36.00 per Share.

Later on November 15, 2022, representatives of Centerview informed Parent that the Imago Board was not prepared to proceed on the terms of the Revised Proposal and sought an improved price of $36.00 per Share from Parent. In response, Parent increased the Revised Proposal to $36.00 per Share and advised that the Offer Price was Parent’s “best and final offer” with the stated target of the parties entering the Merger Agreement after the stock market closed on or before November 18, 2022. Following Parent’s delivery of the Offer Price, representatives of Latham & Watkins delivered a revised draft of the Merger Agreement to representatives of GDC, which proposed a number of changes to the initial draft circulated by GDC. Among other things, the revised draft delivered by representatives of Latham & Watkins to representatives of GDC decreased the fiduciary termination fee payable by Imago from 4.5% to 2.25% of Imago’s equity value, provided Imago the ability to change its recommendation to the stockholders of Imago if an “Intervening Event” occurred between the signing of the Merger Agreement and Closing and proposed an “outside date” for purposes of termination of the agreement of 15-months from the anniversary of the date of the Merger Agreement.

On November 16, 2022, the Imago Board met via videoconference, with members of Imago management, representatives of Centerview and Latham & Watkins present, to discuss the merits of the Offer Price. Representatives of Centerview provided a summary of the recent discussions with Parent, including that the Offer Price represented an $8.00 per Share improvement over the Initial Proposal, and the desire by Parent to move quickly to negotiate the definitive transaction agreements by November 18, 2022. Representatives of Latham & Watkins then reviewed the various legal work streams that would need to be completed to achieve Parent’s desired timeline of entering the Merger Agreement after the stock market closed on or before November 18, 2022. Following that discussion, the Imago Board concluded that it would be in the best interests of Imago and its stockholders to communicate to Parent that Imago would be willing to engage further at the $36.00 per-Share price, but that a definitive transaction agreement would only be approved and entered into if the parties reach satisfactory terms in respect of deal certainty, deal protection and other key terms. The Imago Board also authorized and directed Imago management and Imago’s advisors to consider the terms of the definitive transaction documents that Imago should prioritize in the course of negotiations with Parent. Following this discussion, representatives of Centerview left the meeting and representatives of Latham & Watkins discussed the terms of the proposed engagement letter with Centerview, including material economic and other terms, and reviewed disclosure of material relationships provided to Imago by Centerview (as described in “Item 4. The Solicitation or Recommendation—Opinions of Imago’s Financial Advisor”). Following that discussion, the Imago Board approved the engagement of Centerview on the terms presented and directed Imago management to finalize the engagement letter with Centerview.

Later on November 16, 2022, a representative of Centerview contacted a representative of Parent to communicate that the Imago Board was willing to proceed at the Offer Price, and work towards negotiating a mutually acceptable definitive agreement in accordance with the Imago Board’s direction.

On November 17, 2022, representatives of GDC delivered a revised draft of the Merger Agreement to representatives of Latham & Watkins, which reflected Parent’s positions with respect to, among other things, deal protections, Imago’s interim operating covenants, Parent’s regulatory-related obligations and the outside termination date. Among other things, the revised draft delivered by representatives of GDC to representatives of

Latham & Watkins increased the fiduciary termination fee payable by Imago from 2.25% to 4.5% of Imago’s equity value, removed Imago’s ability to change its recommendation to the stockholders of Imago if an “Intervening Event” occurred between the signing of the Merger Agreement and the Closing and decreased the outside termination date from 15-months to six months from the date of the Merger Agreement. Together with the revised Merger Agreement, representatives of GDC delivered to representatives of Latham & Watkins an initial draft of the form of Tender and Support Agreement, which Parent requested all directors and certain executive officers execute in their capacity as Imago stockholders. The Tender and Support Agreement obligates the signatories to tender their Shares into the Offer and otherwise support the Transactions.

Later on November 17, 2022, the Imago Board met via videoconference, with members of Imago management and representatives of Centerview and Latham & Watkins present, to discuss the status of the negotiations and the potential approaches to key terms of the definitive transaction agreement for a sale of Imago, with a focus on closing certainty and deal protection. Representatives of Centerview updated the Imago Board on the status of the discussions with Party A and Party C and explained that neither Party A nor Party C had indicated that they would be interested in submitting an offer to purchase Imago at that time. Following this discussion, the Imago Board directed representatives of Centerview to contact Party C to gauge Party C’s interest following the November 14 presentation. Representatives of Latham & Watkins then discussed with the Imago Board the terms included in the initial draft of the Tender and Support Agreement delivered by GDC. Following the discussion with the Imago Board, representatives of Latham & Watkins met via videoconference with representatives of GDC to reiterate that the Imago Board viewed the deal terms, including the Offer Price, holistically and that the Offer Price must also be considered by the Imago Board in light of the Merger Agreement terms, particularly as they relate to deal certainty and deal protection. Following this discussion, representatives of Latham & Watkins delivered a revised draft of the Merger Agreement to representatives of GDC, which reflected changes discussed with the Imago Board. Among other things, the revised draft delivered by representatives of Latham & Watkins to representatives of GDC decreased the fiduciary termination fee payable by Imago from 4.5% to 3% of Imago’s equity value, re-inserted Imago’s ability to change its recommendation to the stockholders of Imago if an “Intervening Event” occurred between the signing of the Merger Agreement and the Closing and increased the outside termination date from six months to 12-months from the date of the Merger Agreement.

Between November 17, 2022, and November 18, 2022, representatives of Latham & Watkins and representatives of GDC exchanged drafts of the Tender and Support Agreement.

On November 18, 2022, representatives of GDC delivered a revised draft of the Merger Agreement to representatives of Latham & Watkins which, among other things, increased the fiduciary termination fee payable by Imago from 3% to 3.75% of Imago’s equity value.

On November 18, 2022, representatives of Centerview contacted representatives of Party C via telephone to assess Party C’s interest in acquiring Imago. During that discussion, representatives of Party C indicated that Party C was not interested in submitting an offer to purchase Imago at that time. Separately, that same day, representatives of Party A contacted representatives of Centerview via telephone and indicated that Party A was not interested in submitting an offer to purchase Imago at that time.

Throughout the day on November 18, 2022, the Imago Board met via videoconference, with members of Imago management and representatives of Centerview and Latham & Watkins present, to discuss updates on negotiations with Parent, as well as Party A’s and Party C’s lack of interest in submitting an offer to purchase Imago. In the evening of November 18, 2022, the Imago Board met via videoconference, with members of Imago management and representatives of Latham & Watkins present, to discuss the remaining open terms of the Merger Agreement. As part of this discussion, representatives of Latham & Watkins summarized the terms of the revised draft of the Merger Agreement received from representatives of GDC earlier that day and further summarized the open terms particularly with respect to deal certainty and deal protection. After this discussion, the Imago Board directed representatives of Latham & Watkins to propose a fiduciary termination fee payable by Imago of 3.5% of Imago’s equity value. Representatives of Latham & Watkins then led the Imago Board in a discussion of the Imago Board’s fiduciary duties under Delaware law when evaluating a potential sale of Imago, including the terms of the Merger Agreement, and explained how both the transaction process and terms of the definitive transaction agreements with Parent could facilitate the fulfillment of the Imago Board’s fiduciary duties.

In the evening of November 18, 2022 and on November 19, 2022, representatives of Latham & Watkins and GDC exchanged drafts of the Merger Agreement and met via telephone and videoconference to negotiate and resolve the then-remaining open terms of the Merger Agreement. As part of this resolution, the parties agreed that (i) the fiduciary termination fee payable by Imago would be equal to $47,100,000, or approximately 3.5% of the equity value of Imago, (ii) subject to certain limitations, Imago would be able to change its recommendation to the stockholders of Imago if an “Intervening Event” occurred between the signing of the Merger Agreement and the Closing and (iii) the outside termination date would be 12-months from the date of the Merger Agreement.

On November 19, 2022, the Imago Board held a meeting via videoconference, with members of Imago management and representatives of Centerview and Latham & Watkins present, to consider approval of the proposed Merger Agreement with Parent and the Transactions. Also at the meeting:

•

representatives of Latham & Watkins reviewed with the Imago Board its fiduciary duties under Delaware law in evaluating the Merger Agreement and the Transactions. Representatives of Latham & Watkins noted that the Imago Board had worked closely with its outside advisors to carefully consider the Initial Proposal, the Revised Proposal and the Offer Price, as well as strategic alternatives to Parent, including the possibility of negotiating a transaction with several other third-parties and remaining a stand-alone entity. They further noted that following the Initial Proposal, the only parties other than Parent who initially expressed an interest in potentially acquiring Imago ultimately determined that they were not interested in submitting a competing offer to purchase Imago. They further noted that the Imago Board successfully negotiated a decrease of the fiduciary termination fee payable by Imago from 4.5% of Imago’s equity value to 3.5% of Imago’s equity value and that the 6-month outside termination date initially proposed by Parent had been successfully increased by the Imago Board to 12-months from the signing of the Merger Agreement. They also noted that, under certain circumstances, the Imago Board could change its recommendation to the stockholders of Imago if an “Intervening Event” were to occur between the signing of the Merger Agreement and the Closing, and that the Imago Board could consider certain unsolicited acquisition proposals after signing until the tender offer closed. The terms of the Merger Agreement concerning consideration of post-signing unsolicited acquisition proposals were again reviewed with the Imago Board;

•

representatives of Latham & Watkins reviewed with the Imago Board the revised terms and conditions of the Tender and Support Agreement and provided a summary of the proposed terms of the Tender and Support Agreement, the form of which had been provided to the Imago Board in advance of the meeting; and

•

representatives of Centerview reviewed with the Imago Board Centerview’s financial analysis of the $36.00 per Share in cash to be paid to the holders of the Shares (other than Excluded Shares), including that $36.00 per Share price represents a 107% premium to the trading price at which the Shares closed on November 18, 2022 and a 113% premium to the 30-day volume weighted average trading price of the Shares as of November 18, 2022. Following Centerview’s review of its financial analysis, Centerview rendered its oral opinion to the Imago Board, which was subsequently confirmed by delivery of a written opinion dated November 19, 2022, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the $36.00 per Share in cash to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below in “Item 4. The Solicitation or Recommendation—Opinions of Imago’s Financial Advisor.”

The Imago Board considered various reasons to approve the Merger Agreement and the Transactions, including certain countervailing factors. For a description of the various reasons and factors considered by the Imago Board, please see below under the heading “Reasons for the Recommendation.” After discussions with its financial and legal advisors and members of Imago management, and in light of the reasons and factors considered, the Imago Board (i) determined and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of the stockholders of Imago (ii) declared advisable and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and all other actions or matters necessary or appropriate to give effect to the foregoing, (iii) elected to consummate the Merger pursuant to Section 251(h) of the DGCL, (iv) authorized and directed the Chief Executive Officer, the Chief Financial Officer and the Chief Operating and Business Officer and such other officers of Imago as any of them may designate to execute and deliver, in the name and on behalf of Imago, the Merger Agreement and (v) recommended that the stockholders of Imago accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Later, on November 19, 2022, all signatories to the Tender and Support Agreements executed such agreements and the Merger Agreement was executed by Parent, Merger Sub and Imago. Shortly before the stock market opening on the following business day, November 21, 2022, Imago and Parent issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Imago Board

In evaluating the Merger Agreement and the Transactions, the Imago Board consulted with Imago management, its outside legal counsel, Latham & Watkins LLP, and its financial advisor, Centerview Partners LLC (“Centerview”). In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of Imago and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Imago Board reviewed, evaluated and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Imago Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Imago Board recommends that Imago’s stockholders tender their Shares in the Offer:

•	Offer Price. The Imago Board considered:

•	the fact that the Offer Price represents a 107% premium to the trading price at which the Shares closed on November 18, 2022, the final trading day before the execution of the Merger Agreement;

•

the fact that the Offer Price represents a 113% premium to the 30-day volume weighted average trading price of the Shares as of November 18, 2022, the final trading day before the execution of the Merger Agreement; and

•

the course of negotiations between Imago and Parent, which resulted in an increase in the price that Parent was willing to pay to acquire Imago of $8.00 per Share (from $28.00 per Share initially offered by Parent to $36.00 per Share), and the Imago Board’s belief that it had obtained Parent’s best and final offer, and that the Offer Price represented the highest per Share consideration reasonably obtainable.

•

Imago’s Operating and Financial Condition and Prospects. The Imago Board considered the current and historical financial condition, results of operations, business and prospects of Imago, as well as Imago’s financial plan and prospects and risks if Imago were to remain an independent company and the potential impact of those factors on the results of operations and trading price of the Shares (which was not feasible to quantify numerically).

•

Potential Strategic Alternatives. The Imago Board considered (1) the possible alternatives to the acquisition by Parent, including the alternatives considered as described in “Background of the Offer” and the possibility of continuing to operate Imago as a standalone entity and the desirability and perceived risks of that alternative, including those of the type and nature described under Risk Factors in Imago’s Form 10-K for the year ended December 31, 2021, and the possibility of alternative offers to acquire Imago, (2) the potential benefits to the stockholders of Imago of these alternatives and the timing and likelihood of effecting such alternatives, and (3) the Imago Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for Imago to create greater value for its stockholders than the Offer and the Merger, taking into account execution risks of Imago’s standalone plan, as well as business, competitive, political, financial, industry, market and other risks.

•

Risks Relating to Remaining a Standalone Company. The Imago Board considered Imago’s prospects and risks if Imago were to remain an independent company. The Imago Board considered Imago’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on Imago’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Shares. Among the potential risks and uncertainties identified by the Imago Board were:

•

the challenges faced by the biopharmaceutical industry, which could impact material growth in Imago’s core businesses, including current and potential future competition, macroeconomic trends and the fact that the industry is subject to complex regulatory and political regimes and evolving pricing environment, particularly with respect to generating revenue and profitability in light of the increasing scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals;

•	the challenges associated with a rapidly evolving technological environment, cyber-security and information technology risks, and operating and product-related risks;

•

the challenges associated with achieving growth in an increasingly competitive environment, including the costs and risks associated with product development and expansion and retention of key personnel;

•	the challenges associated with designing and conducting future clinical trials for Imago’s product candidates, the outcome of which is inherently uncertain and may not support regulatory approval;

•

the challenges associated with obtaining approvals from regulatory authorities and adequate reimbursement from regulatory authorities and other third party payors with respect to bomedemstat and Imago’s other product candidates, which can take years to complete, and the receipt of which are not guaranteed;

•

the challenges associated with Imago’s need for additional capital, including the current difficult financing environment for biopharmaceutical companies, the uncertainty that Imago would be able to raise sufficient cash to fund its business through to positive cash flow and the potential associated dilution that would be experienced by Imago’s stockholders if Imago were to sell additional common equity;

•

the challenges and risks associated with commercialization, including the development of Imago’s currently limited marketing, sales and distribution capabilities within the U.S. and globally, along with the risks related to market acceptance and other factors affecting the revenues and profitability of biopharmaceutical product candidates generally;

•	the risks inherent in the government contracting environment, including burdensome contracts, significant regulation and uncertainty relating to the political climate and appropriations;

•

achieving Imago’s growth plans in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and the biopharmaceutical industry generally;

•	Imago’s ability to achieve revenue growth and improve profitability, and the execution risks of achieving those goals; and

•	other risks and uncertainties discussed in Imago’s public filings with the SEC.

•

Certainty of Value. The Imago Board considered the fact that the Offer Price is entirely cash, which provides liquidity and certainty of value to the stockholders of Imago compared to remaining an independent standalone company or any transaction in which the stockholders of Imago would receive shares of an acquirer’s stock. The Imago Board weighed the certainty of realizing a compelling value for the Shares against the uncertain prospect that the trading value for the Shares would approach the Offer Price in the foreseeable future. Based upon its knowledge of, and familiarity with, Imago’s historical and current business, operations, prospects, business strategy, competitive position, long-term financial plan and related execution risks, and the biopharmaceutical industry generally, the Imago Board believed this certainty of value was compelling compared to the long-term value creation potential of Imago’s business, taking into account the risks of remaining independent and pursuing Imago’s current business and financial plans, including the risks and uncertainties associated with Imago’s business described above and the other risks and uncertainties discussed in Imago’s public filings with the SEC.

•

Centerview Analysis and Fairness Opinion. The Imago Board considered the financial analysis presented to the Imago Board by Centerview and the oral opinion of Centerview rendered to the Imago Board on November 19, 2022, which was subsequently confirmed by delivery of a written opinion dated as of such date, that based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of Imago’s Financial Advisor.”

•

No Financing Condition. The Imago Board considered the representation of Parent that, as of the time Parent accepts the Shares tendered pursuant to the Offer and as of the closing of the Offer and the Merger, Parent will have access to sufficient and immediately available funds to pay the aggregate consideration payable in the Offer and the Merger and to consummate and perform its obligations with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions contemplated thereby, and the fact that the Offer and the Merger are not subject to a financing condition.

•

The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Imago Board considered the provisions of the Merger Agreement and determined that such provisions would enable consideration, and acceptance, of competing acquisition proposals. In this regard, the Imago Board considered, among other things, (1) the ability of Imago under certain circumstances to entertain unsolicited proposals for an acquisition that is or would reasonably be expected to lead to an offer that is superior to the Offer and the Merger; (2) the ability of the Imago Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a superior proposal; (3) Imago’s right to terminate the Merger Agreement under certain circumstances in order to accept a superior proposal and enter into a definitive agreement with respect to such superior proposal; (4) the respective termination rights of Imago and Parent and the $47,100,000 termination fee payable by Imago under certain circumstances (which the Imago Board believed was reasonable, including relative to termination fees in transactions of a similar size); and (5) the fact that the provisions of the Merger Agreement summarized above in (1)-(4) remain in effect until the Offer is consummated or the Merger Agreement is terminated.

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Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing the Merger. The Imago Board considered that the consummation of the Offer is conditioned upon a number of matters, including, stockholders tendering and not validly withdrawing a sufficient number of Shares such that Parent will own at least one Share more than 50% of the number of Shares that are then issued and outstanding immediately following the closing of the Offer. The Imago Board considered that the consummation of the Merger contemplated by the Merger Agreement would take place promptly following consummation of the Offer pursuant to Section 251(h) of the DGCL if the Shares tendered pursuant to the Offer are accepted for payment. The Imago Board believes the likelihood of completing the Offer and the Merger is high, particularly in light of the capabilities and financial condition of Parent and the limited regulatory approvals required to consummate the transaction.

•

Tender Offer Structure; Timing of Completion. The Imago Board considered the anticipated timing of the consummation of the transaction, given the structure as a cash tender offer for all outstanding Shares followed by a merger effected pursuant to Section 251(h) of the DGCL. The Imago Board considered that the potential, absent extended regulatory review and disputes, for closing in a relatively short timeframe could also reduce the amount of time in which Imago’s business would be subject to the potential uncertainty of closing and related disruption.

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Extension of Offer Period. The Imago Board considered that, subject to the termination rights set forth in the Merger Agreement, Purchaser must extend the Offer beyond the initial Expiration Date for: (i) any period required by any applicable rule, regulation, interpretation or position of the SEC or its staff or the applicable rules of Nasdaq, (ii) additional periods of up to 10 business days per extension until the expiration or termination of the applicable waiting period under the HSR Act, and (iii) one or more additional periods of up to 10 business days per extension, at the request of Imago, if, as of the scheduled Expiration Date, any Offer Condition has not been satisfied or waived; provided that Purchaser shall not in any event be required to extend the Offer beyond the Outside Date and provided further that Purchaser shall not be required to extend the Offer beyond the Expiration Date on more than three occasions, not to exceed an aggregate of 30 business days (provided that each such extension will be 10 business days unless Imago agrees otherwise), if, as of the applicable Expiration Date, all of the Offer Conditions are satisfied or have been waived other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer.

•

Appraisal Rights. The Imago Board considered the availability of statutory appraisal rights to Imago’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

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Potentially Limited Period of Opportunity. The Imago Board considered the timing of the Transactions and the risk that if Imago does not accept Parent’s offer now, it may not have another opportunity to do so or to take advantage of a comparable opportunity to secure the same or similar value for the stockholders of Imago.

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Business Reputation of Parent. The Imago Board considered the business reputation and capabilities of Parent and its management and the substantial financial resources of Parent, which the Imago Board believed supported the conclusion that a transaction with Parent could be completed relatively quickly and in an orderly manner.

In the course of its deliberations, the Imago Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by Imago management and the Imago Board, including, but not limited to, the following:

•	the fact that stockholders of Imago will not be entitled to participate in any potential future benefit from Imago’s execution of its standalone strategic business plan;

•

the fact that the Merger Agreement precludes Imago from actively soliciting alternative transaction proposals and requires payment by Imago of a $47,100,000 termination fee to Parent under certain circumstances, including in the event that the Merger Agreement is terminated by Imago to accept a superior proposal;

•

the fact that the consummation of the Offer is conditioned upon stockholders tendering and not validly withdrawing a sufficient number of Shares such that Parent will own at least one Share more than 50% of the number of Shares that are then issued and outstanding immediately following the closing of the Offer;

•

the possibility that the Offer and the Merger might not be consummated for an extended period of time, the fact that the Merger Agreement imposes restrictions on the operations of Imago during the interim period between the execution of Merger Agreement and the consummation of the Offer and the Merger, the effect of those restrictions on Imago’s operations and performance during that, potentially extended, interim period, and the possibility that those restrictions could delay or prevent Imago from pursuing some business opportunities that may arise during that time;

•

the possibility that the Offer and the Merger might not be consummated, and the fact that if they are not consummated, (1) Imago’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction; (2) Imago will have incurred significant transaction expenses and opportunity costs; (3) Imago’s relationships with its key partners, employees and other third parties may be adversely affected; (4) the trading price of the Shares could be adversely affected; (5) the market’s perceptions of Imago and its prospects could be adversely affected; and (6) Imago’s business may be subject to significant disruptions and decline;

•

the effect of the public announcement of the Merger Agreement, including effects on Imago’s business relationships and Imago’s ability to attract and retain key management and personnel, particularly given the possibility of an extended interim period until the consummation of the Offer and the Merger;

•

the substantial transaction expenses to be incurred in connection with the transactions and the negative impact of such expenses on Imago’s cash reserves and operating results should the Offer and the Merger not be completed;

•

the interests that certain directors and executive officers of Imago may have with respect to the transactions that may be different from, or in addition to, their interests as stockholders of Imago or the interests of Imago’s other stockholders generally, as more fully described above in “Interests of Imago Executive Officers and Directors”;

•

the risk that the parties may not receive the necessary regulatory approvals or clearance to complete the Offer and the Merger, or that governmental authorities could attempt to condition their approvals or clearances of the Offer and the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions that may cause one of the Offer conditions not to be satisfied;

•	the risk of litigation; and

•	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Imago Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive. It includes the material reasons and factors considered by the Imago Board. In view of the wide variety of reasons and factors considered, the Imago Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Imago Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Imago Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Transactions.

Intent to Tender

To Imago’s knowledge, after making reasonable inquiry, all of Imago’s directors and executive officers currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such director or executive officer acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

In addition, Parent and Merger Sub have entered into the Support Agreement with the Supporting Stockholders, which include Imago’s executive officers and directors, to tender all of their Shares subject to the Support Agreements. As of November 19, 2022, approximately 2.9% of the outstanding Shares are subject to the Support Agreements. Please refer to “Arrangements with Parent and Merger Sub and Their Affiliates — Tender and Support Agreements” for additional information.

Certain Financial Projections

Imago’s management does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to among other things the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of the proposed transaction with Parent and other strategic alternatives, Imago’s senior management prepared certain risk-adjusted non-public, unaudited prospective financial information for fiscal years 2023-2040 (the “Management Projections”). The Management Projections were provided to the Imago Board in considering, analyzing and evaluating the Offer and the Merger, as well as potential strategic alternatives for Imago. In addition, the Management Projections were provided to Centerview, Imago’s financial advisor, and were relied upon by Centerview in connection with the rendering of Centerview’s fairness opinion to the Imago Board and in performing the related financial analyses as described in “Opinion of Imago’s Financial Advisor” and were the only financial projections with respect to Imago used by Centerview in performing such financial analyses. Imago has made no representation to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning the Management Projections, nor were the Management Projections provided to Parent or Merger Sub prior to entering into the Merger Agreement.

Imago is summarizing the Management Projections in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the Imago Board for purposes of considering and evaluating Parent’s proposal. Imago makes and has made no representation to Parent or Merger Sub, in the Merger Agreement or otherwise, or to any holders of Shares, in this Schedule 14D-9 or otherwise, concerning any projected financial information.

The Management Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to Imago management at the time the Management Projections were created.

Cautionary Note About the Management Projections

The Management Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond Imago’s control. The Management Projections reflect numerous estimates and assumptions made by Imago’s management, based on information available at the time the Management Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions, and matters specific to Imago’s product candidates, all of which are difficult to predict and many of which are beyond Imago’s control. As a result, there can be no assurance that the Management Projections accurately reflect future trends or accurately estimate the future market for Imago’s product candidates. There can be no assurance of the approvals, or timing of such approvals, of Imago’s product candidates, and it is possible that other product options will be preferable. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Management Projections not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third-party reimbursement, impact of competitive products and pricing, success of any collaboration partners to whom Imago may outlicense product candidates, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation, and other risk factors described in Imago’s annual report on Form 10-K filed on March 24, 2022, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Management Projections may be affected by Imago’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Management Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future commercialization of clinical and preclinical stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can also be no assurance that Imago will obtain and maintain any of the regulatory approvals necessary for the commercialization of its product candidates, or that Imago’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that Imago may commercialize. Since the Management Projections cover a long period of time, the Management Projections by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of Imago’s product candidates.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that Imago or any of its affiliates, advisors or representatives considered or consider the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Neither Imago nor any of its respective affiliates, advisors, officers, directors or representatives assumes any responsibility for the accuracy of this information. Neither Imago nor any of its respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error. Imago does not intend to make publicly available any update or other revision to the Management Projections, except as may otherwise be required by law. Neither Imago nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of Imago compared to the information contained in the Management Projections, the likelihood that the Management Projections will be achieved, the results of Imago’s clinical trials, the effectiveness or marketability of Imago’s product candidates or the overall future performance of Imago. The Management Projections were prepared based on Imago’s continued operation as a stand-alone company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Management Projections are subjective in many respects and are thus subject to interpretation. Please refer to “Item 8. Additional Information — Forward-Looking Statements” below.

The Management Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). The Management Projections contain non-GAAP financial measures, including unlevered free cash flow. Imago management included such measures in the Management Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of Imago. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Imago may not be comparable to similarly titled amounts used by other companies. Unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Management Projections were provided to the Imago Board and to Centerview to evaluate the transactions contemplated by the Merger Agreement. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

IMAGO DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR

TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT PROJECTIONS ARE NO LONGER APPROPRIATE.

These financial projections were prepared in November 2022 by Imago management based on assumptions about Imago’s continued operation as a stand-alone, publicly traded company, with respect to the development and commercialization of Imago’s products and assumptions regarding Imago’s potential future collaborations with third parties. The projections reflected a risk-adjusted outlook, based on certain internal judgments and assumptions prepared by Imago management about the probability of success for Imago’s products, including the indications pursued, launch timing, epidemiology, pricing, sales ramp, market share, market exclusivity, research and development expenses, sales and marketing expenses, general and administrative expenses, effective tax rate and utilization of net operating losses, ability to enter future partnering or licensing agreements, ability to raise future capital, including the impact of the cost associated with future capital raises, and other relevant factors related to Imago’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Management Projections. The Management Projections were relied upon by Centerview as the basis for the rendering of its fairness opinion described in “Opinion of Imago’s Financial Advisor” (and were the only financial projections with respect to Imago used by Centerview in rendering such opinion).

Management Projections (Risk-Adjusted)

($ in millions)	2023(E)	2024(E)	2025(E)	2026(E)	2027(E)	2028(E)	2029(E)	2030(E)	2031(E)	2032(E)	2033(E)	2034(E)	2035(E)	2036(E)	2037(E)	2038(E)	2039(E)	2040(E)
Net Revenue	—	$200	—	—	$69	$205	$335	$409	$612	$773	$887	$1,052	$1,126	$1,217	$1,278	$1,332	$1,389	$253
Gross Profit	—	200	—	—	68	203	330	402	603	760	873	1,035	1,106	1,196	1,255	1,308	1,364	247
Total R&D Expenses	(70)	(56)	(56)	(55)	(45)	(33)	(36)	(35)	(34)	(34)	(34)	(34)	(34)	(35)	(36)	(37)	(38)	(7)
Total S&M Expenses	(2)	(2)	(19)	(38)	(72)	(102)	(86)	(94)	(102)	(111)	(103)	(106)	(109)	(112)	(116)	(119)	(123)	(25)
Total G&A Expenses	(18)	(19)	(21)	(25)	(40)	(43)	(45)	(49)	(52)	(55)	(53)	(55)	(56)	(58)	(60)	(61)	(63)	(12)
EBIT(1)	($90)	$123	($96)	($117)	($89)	$25	$162	$225	$414	$560	$683	$840	$907	$991	$1,044	$1,091	$1,140	$203

(1) “EBIT” is earnings before interest expenses and taxes.

In addition, at the direction of Imago management, Centerview calculated, based on the Management Projections and other projected financial information provided by Imago management, unlevered free cash flows for fiscal years 2023 through 2040 for use in its final financial analyses relating to the Management Projections. The unlevered free cash flow analyses based on the Management Projections were the only unlevered free cash flow analyses used by Centerview as the basis for the rendering of its fairness opinion described in “ — Opinion of Imago’s Financial Advisor”. The following is a summary of the unlevered free cash flows, which were calculated as earnings before interest expenses and taxes (“EBIT”), less tax expense, plus depreciation and amortization, less capital expenditures, less changes in net working capital, in each case based on the Management Projections or other projected financial information provided by Imago management. For purposes of calculating the discounted cash flow, Centerview calculated per Imago management the estimated (i) benefit of taxes saved from federal net operating losses (“NOLs”) of $25 million, $5 million, $32 million, $45 million, and $24 million for the years 2024, 2028, 2029, 2030, and 2031, respectively, based on a tax rate of 25%, and (ii) impact of the cost of future equity raises of $25 million and $17 million for years 2023 and 2027, respectively, assuming equity raises of $150 million and $100 million in the years 2023 and 2027, respectively. The values in the table below do not take into account the effect of federal NOL usage and the cost of future capital raises.

($ in millions)	2023(E)	2024(E)	2025(E)	2026(E)	2027(E)	2028(E)	2029(E)	2030(E)	2031(E)	2032(E)	2033(E)	2034(E)	2035(E)	2036(E)	2037(E)	2038(E)	2039(E)	2040(E)
EBIT	($90)	$123	($96)	($117)	($89)	$25	$162	$225	$414	$560	$683	$840	$907	$991	$1,044	$1,091	$1,140	$203
Less: Unlevered Tax Expense	—	(31)	—	—	—	(6)	(41)	(56)	(104)	(140)	(171)	(210)	(227)	(248)	(261)	(273)	(285)	(51)
Plus: Depreciation and Amortization	0	1	1	3	3	3	3	3	3	3	3	3	3	3	3	3	3	1
Less: Capital Expenditures	(0)	(1)	(1)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(1)
Less: Change in Net Working Capital	(3)	(4)	(4)	(4)	(7)	(9)	(14)	(11)	(17)	(19)	(11)	(11)	(12)	(9)	(6)	(5)	(6)	114
Unlevered Free Cash Flow	($92)	$89	($100)	($121)	($96)	$10	$107	$158	$293	$401	$501	$619	$668	$734	$777	$813	$849	$266

Opinion of Imago’s Financial Advisor

Imago retained Centerview as financial advisor to the Imago Board in connection with the transactions contemplated by the Merger Agreement, including the Offer and the Merger. In connection with this engagement, the Imago Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and (ii) Shares held in the Company’s treasury or then-owned, directly or indirectly, by Parent or Merger Sub (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of Imago or Parent, “Excluded Shares”)) of the Offer Price and the Merger Consideration proposed to be paid to such holders pursuant to the Merger Agreement. On November 19, 2022, Centerview rendered to the Imago Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated November 19, 2022, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Imago Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the transactions contemplated thereby and does not constitute a recommendation to any stockholder of Imago as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the transactions contemplated by the Merger Agreement or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated November 19, 2022, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	the Annual Report on Form 10-K of Imago for the year ended December 31, 2021;

•	the Registration Statement on Form S-1 (as amended) of Imago;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Imago;

•	certain publicly available research analyst reports for Imago;

•	certain other communications from Imago to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Imago, including certain financial forecasts, analyses and projections relating to Imago prepared by Imago management and furnished to Centerview by Imago for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Management Projections” (the term “Management Projections” refers to the Management Projections set forth above in “Certain Financial Projections”), and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of Imago regarding their assessment of the Internal Data. Centerview also conducted such financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Imago’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Imago’s direction, that the Internal Data (including, without limitation, the Management Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Imago as to the matters covered thereby and Centerview relied, at Imago’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Imago’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Imago, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Imago. Centerview assumed, at Imago’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at Imago’s direction, that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for such transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Imago, or the ability of Imago to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Imago’s underlying business decision to proceed with or effect the Offer, the Merger, or the other transactions contemplated by the Merger Agreement, or the relative merits of such transactions as compared to any alternative business strategies or transactions that might be available to Imago or in which Imago might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby, including, without limitation, the structure or form of such transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by such transactions, including, without limitation, the fairness of such transactions or any other term or aspect of such transactions to, or any consideration to be received in connection therewith by, or the impact of such transactions on creditors or other constituencies of Imago or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Imago or any party, or class of such persons in connection with such transactions, whether relative to the Offer Price and the Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Imago as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the transactions contemplated by the Merger Agreement or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Imago Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transactions contemplated by the Merger Agreement. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Imago Board in connection with Centerview’s opinion, dated November 19, 2022. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Imago. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Imago or any other parties to the transactions contemplated by the Merger Agreement, including the Offer and the Merger. None of Imago, Parent, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Imago do not purport to be appraisals or reflect the prices at which Imago may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 18, 2022 (the last trading day before the public announcement of the Offer, the Merger and the other transactions contemplated by the Merger Agreement) and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Imago based on the Management Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of December 31, 2022 using discount rates ranging from 13.5% to 15.5% (reflecting Centerview’s analysis of Imago’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Imago over the period beginning on January 1, 2023 and ending on December 31, 2040, utilized by Centerview based on the Management Projections, (ii) an implied terminal value of Imago, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2040 at a rate of free cash flow decline of 80% year over year, as directed by Imago’s management and (iii) tax savings from usage of Imago’s estimated federal net operating losses of $133 million as of December 31, 2022 and future losses as provided by Imago’s management and (b) adding to the foregoing results Imago’s estimated net cash of $161 million and no debt as of December 31, 2022 and the present value of the estimated cost of a $150 million equity raise in 2023 and $100 million equity raise in 2027, as set forth in the Management Projections. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options) as of November 18, 2022, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $27.05 to $33.00, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price and the Merger Consideration of $36.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Imago Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended November 18, 2022, which reflected low and high stock closing prices for Imago during such period of $11.81 to $25.33 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of November 18, 2022, which indicated low and high stock price targets for Imago ranging from $25.00 to $35.00 per Share.

Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving publicly traded development stage biopharmaceutical companies for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 55% to 105% to Imago’s closing stock price on November 18, 2022 (the last trading day before the public announcement of the Transactions) of $17.40, which resulted in an implied price range of approximately $26.95 to $35.65 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Imago Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Imago Board or management of Imago with respect to the Offer

Price and the Merger Consideration or as to whether the Imago Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between Imago and Parent and was approved by the Imago Board. Centerview provided advice to Imago during these negotiations. Centerview did not, however recommend any specific amount of consideration to Imago or the Imago Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview has not been engaged to provide financial advisory or other services to Imago, and Centerview has not received any compensation from Imago during such period. In the two years prior to the date of its written opinion, Centerview has been engaged to provide and is currently providing financial advisory services to Merck, including in connection with Merck’s spin-off of Organon & Co. in 2021 and other strategic matters, and Centerview has received between $15 million and $25 million in compensation from Merck during such period. Centerview may provide financial advisory and other services to or with respect to Imago, Merck, or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Imago, Merck, Parent, or any of their respective affiliates, or any other party that may be involved in the Offer, the Merger, or the other transactions contemplated by the Merger Agreement.

The Imago Board selected Centerview as its financial advisor in connection with the transactions contemplated by the Merger Agreement based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement.

In connection with Centerview’s services as the financial advisor to the Imago Board, Imago has agreed to pay Centerview an aggregate fee of approximately $32.3 million, $1 million of which was payable upon the rendering of Centerview’s opinion and approximately $31.3 million of which is payable contingent upon consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. In addition, Imago has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Imago has retained Centerview to act as its financial advisor in connection with the Offer and the Merger.

For information pertaining to the retention of Centerview by Imago, see “Item 4 — The Solicitation or Recommendation —Opinion of Imago’s Financial Advisor” above, which is hereby incorporated by reference in this Item 5.

Neither Imago nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Imago’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Imago, for which services no additional compensation will be paid.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

In accordance with 10b5-1 plans previously entered into by certain executives of Imago, on November 2, 2022, Laura G. Eichorn and Amy E. Tapper, Ph. D. exercised and sold 553 and 750 shares of Imago common stock, respectively. Other than (i) the sales of Mses. Eichhorn and Tapper described in this paragraph, (ii) the scheduled vesting of Company Options and (iii) the grant of Company Options, no other transactions with respect to Shares have been effected by Imago or, to the knowledge of Imago after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Imago is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of Imago’s securities by Imago or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Imago;

•	any purchase, sale or transfer of a material amount of assets of Imago; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Imago.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Imago Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

The information set forth in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Interests of Imago Executive Officers and Directors” is incorporated herein by reference.

Vote Required to Approve the Merger

The Imago Board has approved the Offer, the Merger, the Merger Agreement and other transactions contemplated in or by the Merger Agreement in accordance with the DGCL. If the Offer is consummated, Imago does not anticipate seeking the approval of Imago’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if (i) the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation and (ii) the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Imago, Parent and Merger Sub intend to effect the closing of the Merger without a vote of the stockholders of Imago in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Imago is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or the voting stock held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•

the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Each of Parent and Merger Sub is not, nor at any time for the past three years has been, an “interested stockholder” of Imago as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Imago Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available to stockholders of Imago in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer (or who had tendered but subsequently validly withdrawn such tender, and not otherwise waived their appraisal rights); (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Section 262 of the DGCL, will be entitled to receive payment of the “fair value” of such Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II and is incorporated by reference herein. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by, and in the name of, those registered as the holders of record of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wishes to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Merger Consideration. Moreover, Parent and Imago may argue in an appraisal proceeding that, for purposes of such proceeding, the “fair value” of such Shares is less than the Merger Consideration.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•

the stockholder must, within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the mailing of the Schedule 14D-9, deliver to Imago a written demand for appraisal of their Shares, which demand must reasonably inform Imago of the identity of the stockholder and that the stockholder is demanding appraisal;

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold the Shares from the date of making the demand through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificate(s). The demand must reasonably inform Imago of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:

Imago BioSciences, Inc.

303 Twin Dolphin Drive, 6th Floor

Redwood City, California 94065

Attn: Appraisal Demand

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the Effective Time, the Surviving Corporation must send an additional notice of the Effective Time to all of Imago’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to Imago in accordance with Section 262 of the DGCL. Within 120 days after the Effective Time, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the

“fair value” of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the Surviving Corporation, upon request given in writing (or by electronic transmission), a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail this statement to the stockholder within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served on the Surviving Corporation, the Surviving Corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby.

The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to that stockholder.

The Delaware Court of Chancery will thereafter determine the “fair value” of the Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be “fair value.” Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that

“elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the “fair value” of the Shares to be more than, less than or equal to the Merger Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

The “fair value” of the Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the Merger Consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, “fair value” under Section 262 of the DGCL. No representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within 120 days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within 60 days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than 60 days after the Effective Time will require the Surviving Corporation’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement within 60 days after the Effective Time. If the stockholder (i) fails to perfect; (ii) successfully withdraws; or (iii) loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the Merger Consideration described in the Merger Agreement.

The foregoing summary of the rights of Imago’s stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by Imago’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Registration Statement and Quarterly Reports

For additional information regarding the business and the financial results of Imago, please see Imago’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 24, 2022 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022, filed with the SEC on May 12, 2022, August 12, 2022 and November 9, 2022, respectively.

Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

Regulatory Approvals

Antitrust in the United States

Under the HSR Act and the rules promulgated thereunder, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by Imago and Parent, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Imago and Parent have filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on December 5, 2022. Under the HSR Act and the rules and regulations promulgated thereunder, the initial waiting period for a tender offer of this type is 15 days, but under the HSR Act this period may be lengthened if Parent voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires 10 days after the date when Parent has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or divestiture of substantial assets of Parent and/or Imago. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Imago does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Forward-Looking Statements

The information contained in this Schedule 14D-9 is as of December 12, 2022. Imago assumes no obligation to update forward-looking statements contained in this Schedule 14D-9 as the result of new information or future events or developments, except as may be required by law.

This Schedule 14D-9 contains forward-looking information related to Imago and the proposed acquisition of Imago that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this Schedule 14D-9 include, among other things, statements about the potential benefits of the proposed acquisition; the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the acquisition; statements about the expected timetable for completing the transaction; Imago’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Imago, Imago’s product pipeline and the anticipated timing of closing of the proposed acquisition.

Risks and uncertainties include, among other things, uncertainties as to the timing of the tender offer and the subsequent merger; risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all; uncertainties as to how many of Imago’s stockholders will tender their shares of Imago common stock in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers or acquisition proposals may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; Imago’s limited operating history and lack of products for commercial sale; Imago’s dependence on development, regulatory approval and commercialization of its product candidates; difficulties in enrolling patients and risks of substantial delays in its clinical trials; Imago’s minimal control over product candidates in investigator-initiated clinical trials; uncertainties in the cost and outcomes of its clinical studies and the acceptance for presentation at medical meetings of data from such clinical studies; uncertainties in the regulatory review and approval of Imago’s product candidates if its pivotal studies are positive; potentially material changes to the interim, top-line and preliminary data from its clinical trials; potential undesirable effects of Imago’s product candidates and safety or supply issues, in each case with respect to its product candidates alone or in combination with other compounds or products; Imago’s potential inability to obtain and maintain orphan drug designation and delays in approvals despite FDA Fast Track designation for expedited review; risks related to clinical trials outside of the United States; Imago’s need to manufacture adequate supplies, including multiple batches of bomedemstat, using a commercial current Good Manufacturing Practice; risks related to information technology system and cybersecurity; risks related to misconduct of Imago’s employees and independent contractors; risks related to hazardous materials and Imago’s compliance with environmental laws and regulations; risks related to litigation and other claims; risks related to reliance on third parties to conduct and support preclinical studies and clinical trials, and to manufacture Imago’s product candidates; risks related to third-party intellectual property infringement claims and Imago’s ability to protect its own intellectual property; and risks related to governmental policies and regulations, including with respect to drug prices and reimbursement, and changes thereof.

Further descriptions of risks and uncertainties relating to Imago can be found in Imago’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, its Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and https://ir.imagobio.com/financial-information/sec-filings. These forward-looking statements are based on numerous assumptions and assessments made by Imago in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this Schedule 14D-9 are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this Schedule 14D-9 are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this Schedule 14D-9.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 12, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Joint Press Release issued by Merck & Co, Inc. and Imago BioSciences, Inc., dated November 21, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Imago with the SEC on November 21, 2022).

Exhibit No.	Description

(a)(1)(F)	Summary Advertisement, as published in the New York Times on December 12, 2022 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(G)	Letter to Investors, first used on November 21, 2022 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Imago with the SEC on November 21, 2022).

(a)(1)(H)	Letter to Employees, first used on November 21, 2022 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Imago with the SEC on November 21, 2022).

(a)(1)(I)	Letter to Clinical Investigators, first used on November 21, 2022 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by Imago with the SEC on November 21, 2022).

(a)(1)(J)	Letter to Vendors and Service Providers, first used on November 21, 2022 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed by Imago with the SEC on November 21, 2022).

(a)(1)(K)	Letter to Scientific Collaborators, first used on November 21, 2022 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9C filed by Imago with the SEC on November 21, 2022).

(a)(1)(L)	Imago BioSciences, Inc. Social Media Communications, first used on November 21, 2022 (incorporated by reference to Exhibit 99.7 to the Schedule 14D-9C filed by Imago with the SEC on November 21, 2022).

(a)(1)(M)	Press Release issued by Merck & Co. Inc., dated December 12, 2022 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Opinion of Centerview Partners LLC, dated November 19, 2022 (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of November 19, 2022, among Merck Sharp & Dohme LLC, M-Inspire Merger Sub, Inc. and Imago BioSciences, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Imago with the SEC on November 21, 2022).

(e)(2)	Form of Tender and Support Agreement, among Merck Sharp & Dohme LLC, M-Inspire Merger Sub, Inc. and certain stockholders of Imago BioSciences, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Imago with the SEC on November 21, 2022).

(e)(3)	Amended & Restated Mutual Confidential Disclosure Agreement, dated October 7, 2022 as amended, between Imago BioSciences, Inc. and Merck Sharp & Dohme LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(5)	2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Imago’s Registration Statement on Form S-1, filed with the SEC on July 12, 2021).

(e)(6)	2021 Incentive Award Plan (incorporated by reference to Exhibit 10.3(a) to Amendment No. 1 to Imago’s Registration Statement on Form S-1, filed with the SEC on July 12, 2021).

(e)(7)	Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Imago’s Registration Statement on Form S-1, filed with the SEC on July 12, 2021).

(e)(8)	Employment Agreement, dated as of July 31, 2014, between Imago BioSciences, Inc. and Hugh Y. Rienhoff, Jr. (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to Imago’s Registration Statement on Form S-1, filed with the SEC on July 12, 2021).

(e)(9)	Employment Agreement, dated as of March 1, 2013, between Imago BioSciences, Inc. and Laura G. Eichorn (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to Imago’s Registration Statement on Form S-1, filed with the SEC on July 12, 2021).

(e)(10)	Employment Agreement, dated as of October 11, 2013 between Imago BioSciences, Inc. and Jennifer Peppe (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to Imago’s Registration Statement on Form S-1, filed with the SEC on July 12, 2021).

Exhibit No.	Description

(e)(11)	Employment Agreement, dated as of October 11, 2013, between Imago BioSciences, Inc. and Amy E. Tapper (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to Imago’s Registration Statement on Form S-1, filed with the SEC on July 12, 2021).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2022

Imago BioSciences, Inc.

By:	/s/ Hugh Y. Rienhoff, Jr., M.D.
Name: Hugh Y. Rienhoff, Jr., M.D.
Title: Chief Executive Officer

Annex I

Centerview Partners LLC
31 West 52nd Street
New York, NY 10019

November 19, 2022

The Board of Directors

Imago BioSciences, Inc.

303 Twin Dolphin Drive, 6th Floor

Redwood City, CA 94065

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Imago BioSciences, Inc., a Delaware corporation (the “Company”), of the $36.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) among Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Parent”), M-Inspire Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $36.00 per Share, to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Dissenting Shares (as defined in the Agreement) and (ii) Shares held in the Company’s treasury or then-owned, directly or indirectly, by Parent or Merger Sub (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $36.00 per Share in cash, without interest, (the $36.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as exclusive financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we

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have provided and are currently providing financial advisory services unrelated to the Company to Merck & Co., Inc. (“Merck”), the parent of Parent, including in connection with Merck’s spin-off of Organon & Co. in 2021 and other strategic matters, and we have received compensation from Merck during such period. We may provide financial advisory and other services to or with respect to the Company, Merck or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co- invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Merck, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated November 19, 2022 (the “Draft Agreement”); (ii) the Annual Report on Form 10-K of the Company for the year ended December 31, 2021; (iii) the Company’s registration statement on Form S-1 (as amended); (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (v) certain publicly available research analyst reports for the Company; (vi) certain other communications from the Company to its stockholders; and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. We also conducted such financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CENTERVIEW PARTNERS LLC

Annex II

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.